May 5, 2011
Via EDGAR
Mail Stop 3030
Mr. William Thompson, Accounting Branch Chief
Mr. Adam Phippen, Staff Accountant
Mr. Christopher Owings, Assistant Director
Ms. Brigitte Lippmann, Special Counsel
Mr. Scott Anderegg, Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Techfaith Wireless Communication Technology Ltd.
Registration Statement on Form F-3
Filed September 30, 2010 and
Subsequently Amended on December 14, 2010,
January 21, 2011 and March 7, 2011
(File No. 333-169667)
Dear Mr. Thompson, Mr. Phippen, Mr. Owings, Ms. Lippmann and Mr. Anderegg:
On September 30, 2010, China Techfaith Wireless Communication Technology Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), filed a Registration Statement on Form F-3 (the “Form F-3”) with the Securities and Exchange Commission (the “Commission”). The Form F-3 was subsequently amended by filings on December 14, 2010, January 21, 2011 and March 7, 2011 to reflect comments received from the staff of the Commission.
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Form F-3, together with all amendments and exhibits thereto, and requests that the Commission consent to the withdrawal.

The Company has determined at this time not to proceed with the offering proposed in the Form F-3 due to the fact that the selling shareholders who would like to register their shares on the Form F-3 have now all met the terms and conditions for resale under Rule 144 of the Securities Act and are consequently no longer required to register their shares on Form F-3. Thus, the Company does not plan to further proceed with the Form F-3. The Company hereby requests that the Commission consent to this application on the grounds that withdrawal of the Form F-3 is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
The Form F-3 has not been declared effective, and the Company hereby confirms that no securities have been sold in connection with the proposed offering under the Form F-3.
The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Form F-3 be credited to the Company for future use.

*     *     *
If you need additional copies or have any questions regarding any of the above, please contact the undersigned at +86 10 5822-8420 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4850.

Very truly yours,

/s/ Yuping Ouyang

Chief Financial Officer

cc:	Defu Dong, Chairman and Chief Executive Officer, China Techfaith Wireless Communication Technology Ltd.

Z. Julie Gao, Skadden, Arps, Slate, Meagher & Flom LLP

Eric Phipps, Deloitte Touche Tohmatsu CPA Ltd.

Frank Li, Deloitte Touche Tohmatsu CPA Ltd.

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